Exhibit 8.1

Subsidiaries of Galapagos NV on 31/12/2023

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Galapagos B.V.	The Netherlands
Galapagos Biotech Ltd	United Kingdom
Galapagos SASU	France
Galapagos GmbH	Switzerland
Galapagos Real Estate Belgium BV	Belgium
Galapagos Biopharma Belgium BV	Belgium
Galapagos Biopharma Netherlands B.V.	The Netherlands
Galapagos Real Estate Netherlands B.V.	The Netherlands
Galapagos Biopharma Spain S.L.U.	Spain
Galapagos Biopharma Italy S.r.l.	Italy
Galapagos Biopharma Germany GmbH	Germany
Galapagos Biopharma Denmark ApS	Denmark
Galapagos Biopharma Sweden AB	Sweden
Galapagos Biopharma Finland Oy	Finland
Galapagos Biopharma Ireland Ltd.	Ireland
Galapagos Biopharma Norway AS	Norway
Galapagos Biopharma Austria GmbH	Austria
Glpg US Holding Inc.	United States
Glpg US Inc.	United States
Xenometrix, Inc. (in liquidation)	United States